UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 8-K
CURRENT REPORT Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 4, 2019
MYND ANALYTICS, INC. (Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation)	001-35527 (Commission File Number)	87-0419387 (IRS Employer Identification No.)
26522 La Alameda, Suite 290 Mission Viejo, CA 92691 (Address of principal executive offices) (949) 420-4400 (Company’s telephone number, including area code)
Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth Company as defined in Rule 405 of the Securities Act of 1933 (§ 230-405 of this chapter) or Rule 12v-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 4, 2019, MYnd Analytics, Inc., a Delaware corporation (the “Company” or “MYnd”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Company’s wholly owned subsidiary, Athena Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), and Emmaus Life Sciences, Inc., a Delaware corporation (“Emmaus”). Under the terms of the Merger Agreement, pending stockholder approval of the transaction, Merger Sub will merge with and into Emmaus with Emmaus surviving the merger and becoming a wholly-owned subsidiary of MYnd (the “Merger”). Subject to the terms of the Merger Agreement, at the effective time of the Merger, Emmaus stockholders will receive a number of newly issued shares of MYnd common stock determined using the exchange ratio described below in exchange for their shares of Emmaus stock. Following the Merger, stockholders of Emmaus will become the majority owners of MYnd.

The exchange ratio will be determined prior to closing and will cause the MYnd securityholders (including holders of options and warrants) prior to the effective time to collectively own 5.9% of the combined company on a fully diluted basis and Emmaus securityholders (including holders of options, warrants and convertible notes) prior to the effective time to collectively own 94.1% of the combined company on a fully diluted basis. The exchange ratio will reflect any dilution that may result from securities sold by MYnd or Emmaus prior to the closing of the Merger and any changes to the number of outstanding convertible securities of each company. The Merger Agreement provides that if Emmaus converts certain debt obligations into equity within six months of the completion of the Merger, Emmaus will issue additional shares (equal to 5.9% of the shares issued in connection with the debt conversion to third parties) to an existing subsidiary of MYnd which is expected to be spun-off to stockholders of MYnd prior to the effective time of the merger, as described below.

The combined company, led by Emmaus’ management team, is expected to be named “Emmaus Life Sciences, Inc.” Prior to the closing of the Merger, MYnd will seek shareholder approval to conduct a reverse split of its outstanding shares if necessary to satisfy listing requirements of the Nasdaq Capital Market (the “NasdaqCM”). The combined company is expected to trade on the NasdaqCM under a new ticker symbol. At the closing, the combined company’s board of directors is expected to consist of one member from MYnd and up to six members from Emmaus. The Merger has been unanimously approved by the Board of Directors of each company. The transaction is expected to close in the first half of 2019, subject to approvals by the stockholders of MYnd and Emmaus, and other closing conditions, including but not limited to the approval of the continued listing of the combined company’s common stock on the NasdaqCM, conversion of MYnd’s preferred stock into common stock, satisfaction of certain cash and debt conversion conditions and consummation of the MYnd spin-off described below.

The parties to the Merger Agreement have made representations and warranties to each other as of specific dates for the purpose of allocating risk and not for the purpose of establishing facts. Accordingly, the representations and warranties should not be relied on as characterizations of the actual state of facts.

The Merger Agreement contains certain termination rights for each of MYnd and Emmaus, and further provides that, upon certain terminations of the Merger Agreement, MYnd may be required to pay Emmaus a termination fee of $750,000 and Emmaus may be required to pay MYnd a termination fee of $750,000; provided that if the termination results from the failure to obtain the approval of the continued listing of the combined company’s common stock on the NasdaqCM, this fee payable by Emmaus will be $1,600,000. In connection with the termination of the Merger Agreement upon certain circumstances, either party also may be required to pay the other party’s third party expenses up to $600,000. The termination of the Merger Agreement will not relieve any party thereto from any liability or damages resulting from or arising out of any fraud or willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

The foregoing summary of the Merger Agreement and the transactions contemplated thereunder and any other agreements to be entered into by the parties is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. You are urged to read the Merger Agreement in its entirety.

Spin-Off

Prior to the closing of the Merger, the Company currently intends, subject to obtaining any required regulatory approvals and the completion of certain tax analyses, to transfer all of its businesses, assets and liabilities not assumed by Emmaus to its existing wholly-owned subsidiary, MYnd Analytics, Inc., a California corporation (“MYnd California”), pursuant to the terms of a Separation Agreement (the “Separation Agreement”) entered into on January 4, 2019 by the Company and MYnd California. The Company intends to distribute all shares of MYnd California held by it to the Company’s stockholders of record as of a future record date to be determined for said distribution. The Separation Agreement includes the terms of the proposed spin-off and the distribution to the Company’s stockholders and includes representations and warranties, covenants and conditions, which will impact the terms of the proposed spin-off and distribution. The proposed spin-off will be subject to conditions and regulatory approvals not entirely under the control of MYnd and the terms of the proposed spin-off, if and when completed, are subject to change.

The foregoing summary of the Separation Agreement and the transactions contemplated thereunder and any other agreements to be entered into by the parties is qualified in its entirety by reference to the full text of the Separation Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. You are urged to read the Separation Agreement in its entirety.

Voting Agreements.

Concurrently and in connection with the execution of the Merger Agreement, Emmaus’ directors and executive officers, who beneficially own approximately 30% of the outstanding shares of Emmaus common stock, entered into a voting agreement in favor of MYnd (the “Emmaus Voting Agreements”), pursuant to which such Emmaus stockholders will agree (solely in their capacities as Emmaus stockholders) to vote their shares of Emmaus common stock in favor of the adoption of the Merger Agreement and against any amendment of Emmaus’ certificate of incorporation or bylaws or any other proposal or transaction involving Emmaus, the effect of which amendment or other proposal or transaction is to delay, impair, prevent or nullify the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of Emmaus.

Concurrently and in connection with the execution of the Merger Agreement, the directors and executive officers and certain of MYnd’s stockholders, who beneficially own approximately 33% of the outstanding shares of MYnd voting stock, entered into a voting agreement in favor of Emmaus (the “MYnd Voting Agreements” and with the Emmaus Voting Agreements, the “Voting Agreements”), pursuant to which such MYnd stockholders will agree (solely in their capacities as MYnd stockholders) to vote their shares of MYnd voting stock in favor of the adoption of the Merger Agreement and against any amendment of MYnd’s certificate of incorporation or bylaws or any other proposal or transaction involving MYnd, the effect of which amendment or other proposal or transaction is to delay, impair, prevent or nullify the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of MYnd.

The Voting Agreements shall automatically terminate in the event of the termination of the Merger Agreement for any reason. The signatories thereto may not sell or transfer their shares other than under specified circumstances pursuant to the Voting Agreements.

The foregoing description of each of the Emmaus Voting Agreements and MYnd Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Voting Agreements, which are filed as Exhibits 10.2 and 10.3 and incorporated herein by reference.

Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, the directors and executive officers of Emmaus also entered into post-closing lock-up agreements with MYnd (the “Emmaus Lock-up Agreements”). Pursuant to the Emmaus Lock-up Agreements, each such stockholder will be subject to lock-up restrictions on the sale of MYnd common stock acquired in the Merger. Such restrictions will begin at the Effective Time and end 120 days after the Effective Time.

Concurrently and in connection with the execution of the Merger Agreement, the directors and executive officers of MYnd who entered in the MYnd Voting Agreement also entered into post-closing lock-up agreements (the “MYnd Lock-up Agreements”). Pursuant to the MYnd Lock-up Agreements, each such stockholder will be subject to lock-up restrictions on the sale of MYnd common stock owned by them. Such restrictions will begin at the Effective Time and end 90 days after the Effective Time.

The foregoing description of each of the Emmaus Lock-Up Agreements and MYnd Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Lock-Up Agreements, which are filed as Exhibits 10.4 and 10.5 and incorporated herein by reference.

Item 5.01. Changes in Control of Registrant.

The completion of the Merger, which is described in Item 1.01 of this report and which is incorporated by reference into this Item 5.01, is expected to constitute a change in control of MYnd.

Item 8.01. Other Events.

A copy of the joint press release issued by MYnd and Emmaus on January 7, 2019 to announce the execution of the Merger Agreement is attached to this report as Exhibit 99.1 and is incorporated by reference herein. The information contained on the websites referenced in the press release is not incorporated herein.

Item 9.01 Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization dated as of January 4, 2019, by and among MYnd Analytics, Inc., Athena Merger Subsidiary, Inc. and Emmaus Life Sciences, Inc.
10.1*	Separation Agreement dated as of January 4, 2019, by and among MYnd Analytics, Inc., a Delaware corporation and its wholly-owned subsidiary, MYnd Analytics, Inc., a California corporation
10.2	Form of Emmaus Voting Agreement dated as of January 4, 2019
10.3	Form of MYnd Voting Agreement dated as of January 4, 2019
10.4	Form of Emmaus Lock-Up Agreement dated as of January 4, 2019
10.5	Form of MYnd Lock-Up Agreement dated as of January 4, 2019
99.1	Joint News Release issued by MYnd and Emmaus on January 7, 2019
99.2	Certain Pro Forma Financial Information

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. MYnd Analytics will furnish the omitted exhibits and schedules to the SEC upon request by the SEC.

IMPORTANT INFORMATION ABOUT THE TRANSACTIONS WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving MYnd and Emmaus. In connection with the proposed transaction, MYnd and Emmaus plan to file documents with the SEC, including the filing by MYnd of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of MYnd and Emmaus plan to file with the SEC other documents regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF MYND AND EMMAUS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY MYND AND EMMAUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders may view these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting MYnd Investor Relations at mynd@crescendo-ir.com. Investors and security holders may view the documents filed with the SEC on MYnd’s website at www.myndanalytics.com or through the SEC’s website at www.sec.gov. Investors and security holders are urged to read the Joint Proxy Statement/ Prospectus and other documents filed with the SEC before making any voting or investment decision in connection with the proposed transactions.

PARTICIPANTS IN THE SOLICITATION

MYnd, Emmaus and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of MYnd is also included in MYnd’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and additional information regarding the directors and executive officers of Emmaus is also included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication, including statements relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the combined company’s future financial condition performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving MYnd’s and Emmaus’ expectations or predictions of future financial or business performance or conditions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and MYnd and Emmaus assume no duty to update forward-looking statements.

In addition to factors previously disclosed in MYnd’s and Emmaus’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to NasdaqCM listing approval and meet other closing conditions to the Merger, including requisite approval by MYnd’s and Emmaus’ stockholders on a timely basis or at all; delay in closing the Merger; the ability to effect the proposed spin-off; adverse tax consequences to shareholders of the proposed spin-off; disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures.

Other risks and uncertainties are more fully described in MYnd’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Emmaus’ Annual Report on Form 10-K for the year ended December 31, 2017, each filed with the SEC, and in other filings that MYnd or Emmaus makes and will make with the SEC in connection with the proposed transactions, including the Joint Proxy Statement/Prospectus described herein under “Important Additional Information About the Transaction Will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this Current Report on Form 8-K and the exhibits attached hereto speak only as of the date stated herein, and subsequent events and developments may cause MYnd’s or Emmaus’ expectations and beliefs to change. While MYnd or Emmaus may elect to update these forward-looking statements publicly at some point in the future, each of MYnd and Emmaus specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing MYnd’s or Emmaus’ views as of any date after the date stated herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYND ANALYTICS, INC.

January 7, 2019	By:	/s/ Donald D’Ambrosio
Name: Donald D’Ambrosio
Title: Chief Financial Officer